SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933



UNITY BANCORP, INC.
(Exact name of registrant as specified in its charter)

NEW JERSEY
(State or other jurisdiction of incorporation or organization)

22-3282551
(I.R.S. Employer Identification No.)

64 OLD HIGHWAY 22
CLINTON, NEW JERSEY 08809
(Address of principal executive offices)

UNITY BANCORP, INC.
2011 STOCK OPTION PLAN

UNITY BANCORP, INC.
2011 STOCK BONUS PLAN

(Full title of the plan)

JAMES A. HUGHES
PRESIDENT AND CHIEF EXECUTIVE OFFICER
UNITY BANCORP, INC.
64 OLD HIGHWAY 22
CLINTON, NEW JERSEY 08809
(Name and address of agent for service)

(908) 730-7630
(Telephone number, including area code of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value per share and interests of participation in the Plans	300,000	$6.48	$1,944,000	$225.70

(1) Maximum number of shares authorized for issuance pursuant to the Registrant's 2011 Stock Option Plan and the 2011 Stock Bonus Plan (the "Plans"). This Registration Statement also relates to such indeterminate number of additional shares of common stock of the Registrant as may be issuable as a result of stock splits, stock dividends or similar transactions, as described in the Plans.

(2) Estimated solely for the purpose of calculating the registration fee and based upon the average of the high and low sale prices of the Registrant's Common Stock as reported on the NASDAQ Global Market on May 23, 2011.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, files periodic reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information concerning the Company filed with the SEC may be inspected and copies may be obtained (at prescribed rates) at the SEC's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website that contains copies of such material. The address of the Commission's Website is http://www.sec.gov.

The following documents filed with the SEC are hereby incorporated by reference into this Registration Statement:

(a) the annual report of the Registrant as of and for the year ended December 31, 2010 on Form 10-K filed with the SEC on March 17, 2011;

(b) the Registrant's quarterly report for the period ended March 31, 2011 on Form 10-Q filed with the SEC on May 11, 2011;

(c) the current reports on Form 8-K filed with the SEC on February 3, 2011, February 23, 2011, April 28, 2011, and May 2, 2011.

(d) the description of the Registrant's common stock, no par value, contained in the Registrant's Registration Statement on Form 8-A filed with the SEC on September 15, 1998 and the Certificate of Incorporation on Form 8-K filed with the SEC on July 22, 2002.

In addition, all documents subsequently filed by the Company with the SEC pursuant to Sections 12, 13(a), 14 and 15(d) of the Exchange Act after the effective date of this Registration Statement, but prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the respective date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modified or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Article IX of the Company's Certificate of Incorporation provides:

Section 14A:3-5 of the New Jersey Business Corporation Act ("NJBCA") gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (a "corporate agent") against expenses and liabilities incurred in connection with certain proceedings involving the corporate agent by reason of his being or having been such a corporate agent, provided that the corporate agent must have acted in good faith and in the manner reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. In such proceeding, termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such corporate agent failed to meet the above applicable standards of conduct. Subject to certain limitations, the indemnification provided by the NJBCA does not exclude any rights to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders or otherwise. No indemnification, other than that required when a corporate agent is successful on the merits or otherwise in any of the above proceedings, is permitted if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the NJBCA.

The Company's Certificate of Incorporation also requires that the Company indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company's Certificate of Incorporation also requires that the Company indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; provided, however, that no indemnification is permitted in respect of any person adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity.

The Company has entered into indemnification agreements with all of its directors providing contractual rights to indemnification consistent with Article Nine of the Company's Certificate of Incorporation. In addition, policies of insurance are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are filed with this Registration Statement.

Exhibit Number	Description of Exhibit
4.1	2011 Stock Option Plan
4.2	2011 Stock Bonus Plan
5	Opinion of Windels Marx Lane & Mittendorf, LLP
23(a)	Consent of McGladrey & Pullen, LLP
23(b)	Consent of Windels Marx Lane & Mittendorf, LLP (included in the Opinion filed as Exhibit 5 hereto)

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the Plans of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer of controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Clinton, State of New Jersey, on the 26th day of May, 2011. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

UNITY BANCORP, INC.

Name	Title	Date
/s/ James A. Hughes **James A. Hughes**	President, Chief Executive Officer and Director (Principal Executive Officer)	May 26, 2011
/s/ Alan J. Bedner, Jr. **Alan J. Bedner, Jr.**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2011
/s/ David D. Dallas **David D. Dallas**	Chairman of the Board of Directors	May 26, 2011
/s/ Mark S. Brody **Mark S. Brody**	Director	May 26, 2011
/s/ Wayne Courtright **Wayne Courtright**	Director	May 26, 2011
/s/ Robert H. Dallas, II **Robert H. Dallas**	Director	May 26, 2011
/s/ Mary Gross **Mary Gross**	Director	May 26, 2011
/s/ Peter E. Maricondo **Peter E. Maricondo**	Director	May 26, 2011
/s/ Raj Patel **Raj Patel**	Director	May 26, 2011
/s/ Allen Tucker **Allen Tucker**	Director	May 26, 2011

EXHIBIT INDEX TO REGISTRATION
STATEMENT ON FORM S-8
OF UNITY BANCORP, INC.

Exhibit Number	Description of Exhibit
4.1	2011 Stock Option Plan
4.2	2011 Stock Bonus Plan
5	Opinion of Windels Marx Lane & Mittendorf, LLP
23(a)	Consent of McGladrey & Pullen, LLP
23(b)	Consent of Windels Marx Lane & Mittendorf, LLP (included in the Opinion filed as Exhibit 5 hereto)

Exhibit 4.1

UNITY BANCORP, INC. 2011 STOCK OPTION PLAN

Section 1. Purpose

The Unity Bancorp, Inc. 2011 Stock Option Plan (the "Plan") is hereby established to foster and promote the long-term success of Unity Bancorp, Inc. (the "Corporation") and its shareholders by providing directors and officers of the Corporation with an equity interest in the Corporation. The Plan will assist the Corporation in attracting and retaining the highest quality of experienced persons as directors and officers and in aligning the interests of such persons more closely with the interests of the Corporation's shareholders by encouraging such parties to maintain an equity interest in the Corporation.

Section 2. Definitions

Capitalized terms not specifically defined elsewhere herein shall have the following meaning:

"Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

"Board" means the Board of Directors of the Corporation.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

"Common Stock" or "Stock" means the common stock, no par value, of the Corporation.

"Corporation" means Unity Bancorp, Inc. and any present or future subsidiary corporations of Unity Bancorp, Inc. (as defined in Section 424(1) of the Code) or any successor to such corporations.

"Disability" shall mean permanent and total disability which if a Participant were an employee of the Corporation would be treated as a total disability under the terms of the Corporation's long-term disability plan for employees as in effect from time to time; provided, however, with respect to a Participant who has been granted an Incentive Stock Option such term shall have the meaning set forth in Section 422(e)(3) of the Code.

"Fair Market Value" means, with respect to shares of Common Stock, the fair market value as determined by the Board of Directors in good faith and in a manner established by the Board from time to time; provided, however, so long as the shares of Common Stock are last sale reported securities, then the "fair market value" of such shares on any date shall be the closing price reported in the consolidated reporting system, on the business day immediately preceding the date in question, as reported on Nasdaq.

"Incentive Stock Option" means an option to purchase shares of Common Stock granted to a Participant under the Plan which is intended to meet the requirements of Section 422 of the Code.

"Non-Employee Director" shall have the meaning ascribed to such term under Securities and Exchange Commission Rule 16b-3(b)(3).

"Non-Qualified Stock Option" means an option to purchase shares of Common Stock granted to a Participant under the Plan which is not intended to be an Incentive Stock Option.

"Option" means an Incentive Stock Option or a Non-Qualified Stock Option.

"Participant" means a member of the Board of Directors or employee of the Corporation selected by the Board to receive an Option under the Plan.

"Plan" means the Unity Bancorp, Inc. 2011 Stock Option Plan.

"Retirement," with regard to an employee, means termination of employment in accordance with the retirement provisions of any retirement or pension plan maintained by the Corporation or any of its subsidiaries. With regard to a Non-Employee Director, "Retirement" shall mean cessation of service on the Corporation's Board of Directors after age 63 with at least 10 years of service as a member of the Corporation's Board of Directors. For purposes of this provision, service on the Board of Directors of Unity Bank shall be deemed to be service on the Board of Directors of the Corporation.

"Termination for Cause" means termination because of Participant's intentional failure to perform stated duties, personal dishonesty, willful violation of any law, rule regulation (other than traffic violations or similar offenses) or final cease and desist order issued by any regulatory agency having jurisdiction over the Participant or the Corporation.

Section 3. Administration

(a) The Plan shall be administered by the Board of Directors. Among other things, the Board of Directors shall have authority, subject to the terms of the Plan, to grant Options, to determine the individuals to whom and the time or times at which Options may be granted, to determine whether such Options are to be Incentive Options or Non-Qualified Stock Options (subject to the requirements of the Code), to determine the terms and conditions of any Option granted hereunder, and the exercise price thereof.

(b) Subject to the other provisions of the Plan, the Board of Directors shall have authority to adopt, amend, alter and repeal such administrative rules, guidelines and practices governing the operation of the Plan as it shall from time to time consider advisable, to interpret the provisions of the Plan and any Option and to decide all disputes arising in connection with the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any option agreement in the manner and to the extent it shall deem appropriate to carry the Plan into effect, in its sole and absolute discretion. The Board's decision and interpretations shall be final and binding. Any action of the Board with respect to the administration of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members.

(c) The Board of Directors may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.

Section 4. Eligibility and Participation

Officers, employees and members of the Board of Directors of the Corporation shall be eligible to participate in the Plan. The Participants under the Plan shall be selected from time to time by the Board of Directors, in its sole discretion, from among those eligible, and the Board shall determine in its sole discretion the numbers of shares to be covered by the Option or Options granted to each Participant. Options intended to qualify as Incentive Stock Options shall be granted only to persons who are eligible to receive such options under Section 422 of the Code.

Section 5. Shares of Stock Available for Options

(a) The maximum number of shares of Common Stock which may be issued and purchased pursuant to Options granted under the Plan is 200,000, subject to the adjustments as provided in Section 5 and Section 9, to the extent applicable. If an Option granted under this Plan expires or terminates before exercise or is forfeited for any reason, without a payment in the form of Common Stock being granted to the Participant, the shares of Common Stock subject to such Option, to the extent of such expiration, termination or forfeiture, shall again be available for subsequent Option grant under Plan. Shares of Common Stock issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) In the event that the Board of Directors determines, in its sole discretion, that any stock dividend, stock split, reverse stock split or combination, extraordinary cash dividend, creation of a class of equity securities, recapitalization, reclassification, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Stock at a price substantially below Fair Market Value, or other similar transaction affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be granted or made available under the Plan to Participants, the Board shall have the right to proportionately and appropriately adjust equitably any or all of (i) the maximum number and kind of shares of Common Stock in respect of which Options may be granted under the Plan to Participants, (ii) the number and kind of shares of Common Stock subject to outstanding Options held by Participants, and (iii) the exercise price with respect to any Options held by Participants, without changing the aggregate purchase price as to which such Options remains exercisable, and if considered appropriate, the Board may make provision for a cash payment with respect to any outstanding Options held by a Participant, provided that no adjustment shall be made pursuant to this Section if such adjustment would cause the Plan to fail to comply with Section 422 of the Code with regard to any Incentive Stock Options granted hereunder. No fractional Shares shall be issued on account of any such adjustment.

(c) Any adjustments under this Section will be made by the Board of Directors, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding and conclusive.

Section 6. Non-Qualified Stock Options

6.1 Grant of Non-Oualified Stock Options.

The Board of Directors may, from time to time, grant Non-Qualified Stock Options to Participants upon such terms and conditions as the Board of Directors may determine. Non-Qualified Stock Options granted under this Plan are subject to the following terms and conditions:

(a) Price. The purchase price per share of Common Stock deliverable upon the exercise of each Non-Qualified Stock Option shall be determined by the Board of Directors on the date the option is granted. Such purchase price shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant. Shares may be purchased only upon full payment of the purchase price. Payment of the purchase price may be made, in whole or in part, through the surrender of shares of the Common Stock at the Fair Market Value of such shares on the date of surrender, or through such other consideration as the Board of Directors shall determine is appropriate.

(b) Terms of Options. The term during which each Non-Qualified Stock Option may be exercised shall be determined by the Board of Directors, but in no event shall a NonQualified Stock Option be exercisable in whole or in part more than ten (10) years from the date of grant. No Non-Qualified Stock Option granted under this Plan is transferable except by will or the laws of descent and distribution.

(c) Termination of Service. Except as provided in Section 6.I (d) hereof, unless otherwise determined by the Board of Directors, upon the termination of a Participant’s service as an employee or member of the Board of Directors for any reason other than Disability, death or Termination for Cause, the Participant’s Non-Qualified Stock Options shall be exercisable only as to those shares which were immediately exercisable by the Participant at the date of termination and only for a period of three months following termination. Notwithstanding any provision set forth herein nor contained in any Agreement relating to the award of an Option, in the event of Termination for Cause, ail rights under the Participant’s Non-Qualified Stock Options shall expire upon termination. In the event of death or termination of service as a result of Disability of any Participant, all NonQualified Stock Options held by the Participant, whether or not exercisable at such time, shall be exercisable by the Participant or his legal representatives or beneficiaries of the Participant for one year or such longer period as determined by the Board following the date of the Participant’s death or termination of service due to Disability, provided that in no event shall the period extend beyond the expiration of the Non-Qualified Stock, Option term.

(d) Exception for Retirement. Notwithstanding the general rule contained in Section 6.1 (c) above, all options which are then currently exercisable held by a Participant whose employment with the Corporation terminates due to Retirement may be exercised for the lesser of (i) the remaining term of the option, or (ii) twelve (12) months.

Section 7. Incentive Stock Options

7.1 Grant of lncentive Stock Options. The Board of Directors may, from time to time, grant Incentive Stock Options to eligible employees. Incentive Stock Options granted pursuant to the Plan shall be subject to the following terms and conditions:

(a) Price. The purchase price per share of Common Stock deliverable upon the exercise of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant. However, if a Participant owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of Common Stock, the purchase price per share of Common Stock deliverable upon the exercise of each Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant. Shares may be purchased only upon payment of the full purchase price. Payment of the purchase price may be made, in whole or in part, through the surrender of shares of the Common Stock at the Fair Market Value of such shares on the date of surrender, or through such other consideration as the Board of Directors shall determine is appropriate.

(b) Amounts of Options. Incentive Stock Options may be granted to any eligible employee in such amounts as determined by the Board of Directors. In the case of an option intended to qualify as an Incentive Stock Option, the aggregate Fair Market Value (determined as of the time the option is granted) of the Common Stock with respect to which Incentive Stock Options granted are exercisable for the first time by the Participant during any calendar year shall not exceed $100,000. The provisions of this Section 7.I(b) shall be construed and applied in accordance with Section 422(d) of the Code and the regulations, if any, promulgated thereunder. To the extent an award is in excess of such limit, it shall be deemed a Non-Qualified Stock Option. The Board shall have discretion to redesignate options granted as Incentive Stock Options as NonQualified options.

(c) Terms of Options. The term during which each Incentive Stock Option may be exercised shall be determined by the Board of Directors, but in no event shall an Incentive Stock Option be exercisable in whole or in part more than ten (10) years from the date of grant. If at the time an Incentive Stock Option is granted to an employee, the employee owns Common Stock representing more than ten percent (10%) of the total combined voting power of the Corporation (or, under Section 422(d) of the Code, is deemed to own Common Stock representing more than ten percent (10%) of the total combined voting power of all such classes of Common Stock, by reason of the ownership of such classes of Common Stock, directly or indirectly, by or for any brother, sister, spouse, ancestor or lineal descendent of such employee, or by or for any corporation, partnership, estate or trust of which such employee is a shareholder, partner or beneficiary), the Incentive Stock Option granted to such employee shall not be exercisable after the expiration of five years from the date of grant. No Incentive Stock Option granted under this Plan is transferable except by will or the laws of descent and distribution.

(d) Termination of Employment. Except as provided in Section 7.1 (e) hereof, upon the termination of a Participant’s service for any reason other than Disability, death or Termination for Cause, the Participant’s Incentive Stock Options which are then exercisable at the date of termination may only be exercised by the Participant for a period of three months following termination, after which time they shall be void. Notwithstanding any provisions set forth herein nor contained in any Agreement relating to an award of an Option, in the event of Termination for Cause all rights under the Participant’s Incentive Stock Options shall expire immediately upon termination. Unless otherwise determined by the Board of Directors, in the event of death or termination of service as a result of Disability of any Participant, all Incentive Stock Options held by such Participant, whether or not exercisable at such time, shall be exercisable by the Participant or the Participant’s legal representatives or the beneficiaries of the Participant for one year following the date of the Participant’s death or termination of employment as a result of Disability. In no event shall the exercise period extend beyond the expiration of the Incentive Stock Option term.

(e) <u>Exception for Retirement</u>. Notwithstanding the general rule contained in Section 7.1 (d) above, all options which are then exercisable held by a Participant whose employment with the Corporation terminates due to Retirement may be exercised for the lesser of (i) the remaining term of the option or (ii) twelve (12) months. Any Incentive Stock Option exercised more than three (3) months after a Participant's Retirement will be treated as a Non-Qualified Stock Option.

(f) <u>Compliance with Code.</u> The options granted under this Section 7 of the Plan are intended to quality as incentive stock options within the meaning of Section 422 of the Code, but the Corporation makes no warranty as to the qualification of any option as an incentive stock option within the meaning of Section 422 of the Code. A Participant shall notify the Board in writing in the event that he disposes of Common Stock acquired upon exercise of an Incentive Stock Option within the two-year period following the date the Incentive Stock Option was granted or within the one-year period following the date he received Common Stock upon the exercise of an Incentive Stock Option and shall comply with any other requirements imposed by the Corporation in order to enable the Corporation to secure the related income tax deduction to which it will be entitled in such event under the Code.

Section 8. Extension

The Board of Directors may, in its sole discretion, extend the dates during which all or any particular Option or Options granted under the Plan may be exercised; provided, however, that no such extension shall be permitted if it would cause Incentive Stock Options issued under the Plan to fail to comply with Section 422 of the Code.

Section 9. General Provisions Applicable to Options

(a) Each Option under the Plan shall be evidenced by a writing delivered to the Participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the Plan as the Board of Directors considers necessary or advisable to achieve the purposes of the Plan or comply with applicable tax and regulatory laws and accounting principles.

(b) Each Option may be granted alone, in addition to or in relation to any other Option. The terms of each Option need not be identical, and the Board of Directors need not treat Participants uniformly. Except as otherwise provided by the Plan or a particular Option, any determination with respect to an Option may be made by the Board at the time of grant or at any time thereafter.

(c) In the event of a consolidation, reorganization, merger or sale of all or substantially all of the assets of the Corporation in each case in which outstanding shares of Common Stock are exchanged for securities, cash or other property of any other corporation or business entity or in the event of a liquidation of the Corporation, the Board of Directors shall provide for anyone or more of the following actions, as to outstanding options: (i) provide that such options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), provided that any such options substituted for Incentive Stock Options shall meet the requirements of Section 424(a) of the Code, (ii) upon written notice to the Participants, provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless exercised (to the extent then exercisable) by the Participant within a specified period following the date of such notice, (iii) in the event of a merger under the terms of which holders of the Common Stock of the Corporation will receive upon consummation thereof a cash payment for each share surrendered in the merger (the "Merger Price"), make or provide for a cash payment to the Participants equal to the difference between (A) the Merger Price times the number of shares of Common Stock subject to such outstanding Options (to the extent then exercisable at prices not in excess of (the Merger Price) and (B) the aggregate exercise price of all such outstanding Options in exchange for the termination of such Options, and (iv) provide that all or any outstanding Options shall become exercisable in full immediately prior to such event.

(d) The Participant shall pay to the Corporation, or make provision satisfactory to the Board of Directors for payment of, any taxes required by law to be withheld in respect of Options under the Plan no later than the date of the event creating the tax liability. In the Board's sole discretion, a Participant (other than a Participant subject to Section 16 of the Act (a "Section 16 Participant"), who shall be subject to the following sentence) may elect to have such tax obligations paid, in whole or in part, in shares of Common Stock, including shares retained from the Option creating the tax obligation. With respect to Section 16 Participants, upon the issuance of shares of Common Stock in respect of an Option, such number of shares issuable shall be reduced by the number of shares necessary to satisfy such Section 16 Participant's federal, and where applicable, state withholding tax obligations. For withholding tax purposes, the value of the shares of Common Stock shall be the Fair Market Value on the date the withholding obligation is incurred. The Corporation may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to the Participant.

(e) For purposes of the Plan, the following events shall not be deemed a termination of employment of a Participant:

  (i) a transfer to the employment of the Corporation from a subsidiary or from the Corporation to a subsidiary, or from one subsidiary to another, or

  (ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Corporation, if the Participant's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Board of Directors otherwise so provides in writing.

(f) The Board of Directors may at any time, and from time to time, amend, modify or terminate the Plan or any outstanding Option held by a Participant, including substituting, therefore, another Option of the same or a different type or changing the date of exercise or realization, provided that the Participant's consent to each action shall be required unless the Board of Directors determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

Section 10. Miscellaneous

(a) No person shall have any claim or right to be granted an Option, and the grant of an Option shall not be construed as giving a Participant the right to continued employment or service on the Corporation's Board of Directors. The Corporation expressly reserves the right at any time to dismiss a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Option.

(b) Nothing contained in the Plan shall prevent the Corporation from adopting other or additional compensation arrangements.

(c) Subject to the provisions of the applicable Option, no Participant shall have any rights as a shareholder (including, without limitation, any rights to receive dividends, or non cash distributions with respect to such shares) with respect to any shares of Common Stock to be distributed under the Plan until he or she becomes the holder thereof.

(d) Notwithstanding anything to the contrary expressed in this Plan, any provisions hereof that vary from or conflict with any applicable Federal or State securities laws (including any regulations promulgated thereunder) shall be deemed to be modified to conform to and comply with such laws.

(e) No member of the Board of Directors shall be liable for any action or determination taken or granted in good faith with respect to this Plan nor shall any member of the Board of Directors be liable for any agreement issued pursuant to this Plan or any grants under it. Each member of the Board of Directors shall be indemnified by the Corporation against any losses incurred in such administration of the Plan, unless his action constitutes serious and willful misconduct.

(f) Subject to the approval of the shareholders of the Corporation, the Plan shall be effective on the date of such approval. Prior to such approval, Options may be granted under the Plan expressly subject to shareholder approval.

(g) The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that no amendment shall be granted without shareholder approval if such approval is necessary to comply with any applicable tax laws, securities exchange listing standards, or regulatory requirement.

(h) Options may not be granted under the Plan after December 31, 2021, but then outstanding Options may extend beyond such date.

(i) To the extent that State laws shall not have been preempted by any laws of the United States, the Plan shall be construed, regulated, interpreted and administered according to the other laws of the State of New Jersey.

UNITY BANCORP, INC. 2011 STOCK BONUS PLAN

1. Purpose.

The 2011 Stock Bonus Plan (the "Plan") is intended to provide incentives which will attract and retain highly competent key members of management and directors of Unity Bancorp, Inc. (the "Company"), Unity Bank (the "Bank") and any other subsidiaries, direct or indirect, which the Company may form in the future (collectively, the "Group") by providing them with a bonus in the form of shares of the common stock, no par value, ("Stock") of the Company pursuant to awards ("Awards") described herein.

2. Administration.

The Board of Directors of the Company (the "Board") shall supervise and administer the Plan. Any questions of interpretation of the Plan or of any Awards issued under it shall be determined by the Board and such determination shall be final and binding upon all persons. The Board is authorized to, subject to the provisions of this Plan, select Participants from among the eligible Participants (as set forth under Paragraph 3 hereof) to receive Awards, to determine the number of shares of Stock subject to each Award, to establish the terms and conditions of each such Award, to establish such rules and regulations as the Board deems necessary for the proper administration of the Plan and to make whatever determinations and interpretations in connection with the Plan as it deems necessary or advisable. All Awards to the Chief Executive Officer or any other Executive Officers of the Company, the Bank or the Group must, in accordance with the listing standards of any securities exchange on which the stock is then traded, be determined, or recommended to the Board by a majority of "independent" directors (as defined under the rules and regulations of the Securities and Exchange Commission and the listing standards of such exchange, if any). All the determinations and interpretations made by the Board shall be binding and conclusive on all Plan Participants and on their legal representatives and beneficiaries.

3. Participants.

Participants shall consist of select key members of management or board of directors of the Group, including employees and non-employee directors of the Bank as the Board may select from time to time.

4. Shares Reserved Under the Plan.

There is hereby reserved for issuance as Awards under the Plan an aggregate of 100,000 shares of Stock.

5. Awards.

Awards will consist of shares of Stock transferred to Participants as a bonus for service rendered to the Group. Upon any such grant, the Company shall notify the recipient of the grant, the terms and conditions of the Award (if any, and the certificate representing the Stock will be delivered to the Participant as vesting lapses). In the event any employee or director of the Group is terminated, (for any reason), or resigns, (for any reason), all rights to receive any additional shares of Stock contained in any Awards received prior to such termination or resignation, and not vested prior to such termination, shall become null and void. Notwithstanding the preceding sentence, in the event any employee or director of the Group has reached the age of 63 with at least 10 years of service and, in connection with retirement from employment, resigns from the Group, all rights to receive additional shares of Stock contained in any Awards received prior to such resignation, and not vested prior to such resignation, shall continue in full force and effect.

6. Change in Control.

(a) For purposes of the Plan, a "Change in Control" shall mean:

(i) a reorganization, merger, consolidation or sale of all or substantially all of the assets of the Company or a similar transaction in which Unity is not the resulting entity; or

(ii) individuals who constitute the Incumbent Board (as herein defined) of Unity cease for any reason to constitute a majority thereof; or

(iii) the occurrence of an event of a nature that would be required to be reported in response to Item 1 of the Current Report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

(iv) Without limitation, a "change in control" shall be deemed to have occurred at such time as (i) any "person" (as the term is used in Section 13(d) and 14(d) of the Exchange Act) other than the Company or the trustees or any administrator of any employee stock ownership plan and trust, or any other employee benefit plans, established by Employer from time-to-time is or becomes a "beneficial owner" (as defined in Rule 13-d under the Exchange Act) directly or indirectly, of securities of the Company representing 35% or more of the Company's outstanding securities ordinarily having the right to vote at the election of directors; or

(v) A proxy statement soliciting proxies from shareholders of the Company is disseminated by someone other than the current management of the Company , seeking stockholder approval of a plan of reorganization, merger or consolidation of the Company or similar transaction with one or more corporations as a result of which the outstanding shares of the class of securities then subject to the plan or transaction are exchanged or converted into cash or property or securities not issued by the Company; or

(vi) A tender offer is made for 35% or more of the voting securities of the Company and shareholders owning beneficially or of record 35% or more of the outstanding securities of the Company have tendered or offered to sell their shares pursuant to such tender and such tendered shares have been accepted by the tender offeror.

For these purposes, "Incumbent Board" means the Board of Directors of the Company on March 18, 2011, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board, or whose nomination for election by members or shareholders was approved by the same nominating committee serving under an Incumbent Board, shall be considered as if he were a member of the Incumbent Board.

(b) Upon the occurrence of a Change in Control, all shares of Stock contained in any Awards to any employee or director of the Group which is received prior to any such Change in Control and are not vested prior to such Change in Control shall become vested.

7. Compliance with Section 409A

(a) Notwithstanding any other provision of this Plan, Awards shall not be distributed and the restrictions pertaining to such award shall not expire earlier than:

    (1) upon the completion or satisfaction of the conditions specified by the Board in the Award;

    (2) a Participant's separation from service;

    (3) the date a Participant becomes disabled (as defined below);

    (4) upon the death of a Participant;

    (5) a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, as described in Section 6 or, if in conflict therewith, to the extent necessary, by the Secretary of Treasury under regulations issued under Code section 409A; or

    (6) upon the occurrence of an unforeseeable emergency.

(b) A payment of a Participant's vested interest in an Award may, in the discretion of the Board, be made in the event of a Participant's disability or Unforeseeable Emergency (as defined below). Payments in settlement of a Participant's vested interest in an Award shall be made as soon as practicable after such occurrence or after the Participant otherwise vests in such award. For the purposes of section 409A of the Code, the entitlement to a series of installment payments will be treated as the entitlement to a single payment.

(c) Other provisions of the Plan notwithstanding, if, upon the written application of a Participant, the Board determines that the Participant has an unforeseeable emergency (as defined below), the Board may, in its sole discretion, direct the payment to the Participant of all or a portion of the balance of his or her vested interest in an Award, provided that any such withdrawal shall be limited by the Board to the amount reasonably necessary to meet the emergency, including amounts needed to pay any income taxes or penalties reasonably anticipated to result from the payment. No payment may be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant's assets or to the extent the liquidation of such assets would not cause severe financial hardship.

(d) The Board may not otherwise permit the acceleration of the time or schedule of any vesting of an Award scheduled to be paid pursuant to the Plan, unless such acceleration of the time or schedule is (i) necessary to fulfill a domestic relations order (as defined in section 414(p)(1)(B) of the Code) or to comply with a certificate of divestiture (as defined in section 1043(b)(2) of the Code), (ii) de minimis in nature (as defined in regulations promulgated under section 409A of the Code), (iii) to be used for the payment of FICA taxes on amounts deferred under the Plan, or (iv) equal to amounts included in the federal personal taxable income of the Participant under section 409A of the Code.

(e) For purposes of this Section 7, the following definitions shall apply:

    (1) "Disability" shall mean (i) the inability of a Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) if the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

    (2) "Unforeseeable Emergency" shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Code section l52(a)of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

8. Duration, Amendment, and Termination.

No Award shall be granted more than ten (10) years after the date of adoption of this Plan. The Board may amend the Plan from time to time or terminate the Plan at any time. However, no action authorized by this Paragraph 8 shall reduce the amount of any existing Award or change the terms and conditions thereof without the consent of the recipient of such services.

9. Notice.

Any and all notices, consents, offers, acceptances, or any other communications provided for herein shall be given in writing which shall be addressed, in the case of the Company, to its principal office, and in the case of a Participant, to his residence, or to any other address as may be designated by him after giving appropriate notice of such other address to the Company.

10. Benefit.

Except as herein otherwise provided, this Plan shall inure to the benefit of and shall be binding upon the Company, its successors and assigns, and a Participant, his executor or legal representative, heirs, legatees, and successors.

11. Construction.

This Plan has been adopted in the State of New Jersey and shall be construed pursuant to the laws of the State of New Jersey in effect at the time of such construction. In construing this Plan, the singular shall be deemed to include the Plural, and the masculine the feminine, and vice versa, except where the context clearly requires otherwise.

12. Titles.

Captions and titles of articles and sections are provided for convenience only and are not intended to affect the substance of this Plan.

13. No Employment or Continued Service.

Participation in this Plan shall not be deemed to be a contract between any member of the Group and any Participant. Nothing contained herein may be deemed to give any Participant the right to be retained in the employ of any member of the Group or to continue service of the Board of Directors of any member of the Group.

14. No Fiduciary Relationship.

Neither the establishment and maintenance of this Plan, nor any action taken by the Company or the Board hereunder, shall create or be deemed to create a trust or fiduciary relationship of any kind between any member of the Group and any Participant or other person.

Exhibit 5

May 26, 2011

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

      Re: Unity Bancorp, Inc.
              Registration Statement on Form S-8

Dear Sirs:

We have acted as counsel for Unity Bancorp, Inc., a New Jersey corporation (the "Company"), in connection with the Registration Statement on Form S-8 being filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of 200,000 shares of Common Stock, no par value per share, of the Company (the "Shares") relating to the Company's 2011 Stock Option Plan, the form of which is attached as an exhibit to the Registration Statement, and 100,000 Shares related to the Company's 2011 Stock Bonus Plan, the form of which is also attached as an exhibit to the Registration Statement (jointly, the "Plans").

In so acting, we have examined, and relied as to matters of fact upon, the originals, or copies certified or otherwise identified to our satisfaction, of the Certificate of Incorporation and Bylaws of the Company, the form of Agreements, and such other certificates, records instruments and documents, and have made such other and further investigations, as we have deemed necessary or appropriate to enable us to express the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents.

Based upon the foregoing, we are of the opinion that upon issuance and delivery by the Company of the Shares pursuant to the Plans, and payment of the exercise price therefore and in accordance with the terms of the Plans, in cash or other consideration under Section 14A:7-A of the New Jersey Business Corporation Act (the "Act"), the Shares issued will be legally issued, fully paid and non-assessable.

The issuance of the Shares is subject to the continuing effectiveness of the Registration Statement and the qualification, or exemption from registration, of such Shares under certain state securities laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                    Very truly yours,

                    /s/ WINDELS MARX LANE & MITTENDORF, LLP

Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8_of Unity Bancorp, Inc., of our report dated March 17, 2011, relating to our audits of the consolidated financial statements, which appears in the Annual Report on Form 10-K of Unity Bancorp., Inc. for the year ended December 31, 2010.

New York, New York
May 26, 2011

Exhibit 23(b)
Consent of Windels Marx Lane & Mittendorf, LLP

See the opinion filed as Exhibit 5